UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):
     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR


                      For Period Ended: September 30, 2002
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[ ]  Transition  Report  on Form  10-K [ ]  Transition  Report  on Form 20-F [ ]
Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition
Report    on    Form    N-SAR    For    the     Transition     Period     Ended:
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Read  Instruction (on back page) Before  Preparing  Form.  Please Print or Type.
NOTHING  IN THIS  FORM  SHALL BE  CONSTRUED  TO IMPLY  THAT THE  COMMISSION  HAS
VERIFIED          ANY          INFORMATION           CONTAINED           HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Heritage Financial Holding Corporation
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Full Name of Registrant

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Former Name if Applicable

211 Lee Street, N.E.
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Address of Principal Executive Office (Street and Number)

Decatur, Alabama 35601
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City, State and Zip Code


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                                     PART II
                                                         RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Due to a variety of factors including a recently conducted safety and soundness regulatory examination of the registrant's banking subsidiary, a change of outside legal counsel, and the review and assessment of internal controls and procedures, the registrant will be delayed in the filing of its Form 10-Q for the quarter ended September 30, 2002. The registrant has been focusing on improving asset quality and loan administration, establishing and implementing internal controls and procedures and improving overall performance. The registrant plans to file its Form 10-Q on or before November 19, 2002.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Thomas E. Hemmings, CFO            (256)301-6601

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(Name)                          (Area Code)    (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             See Annex 1, attached.

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                     Heritage Financial Holding Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2002                       By: /s/ Thomas E. Hemmings
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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INTENTIONAL  MISSTATEMENTS  OR OMISSIONS  OF FACT  CONSTITUTE  FEDERAL  CRIMINAL
VIOLATIONS (SEE 18 U.S. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One singed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed in Form 12b-25 but need not restate information that has been correctly furnished.

5. Electronic Filters. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

Annex 1

                       Part IV, Item (3)-Other Information
                        Explanation of Anticipated Change


The registrant will report a net loss of $4,422,255, or $.50 per share, for the quarter ended September 30, 2002, compared to net income of $500,054, or $.06 per share, for the quarter ended September 30, 2001.

Net interest income, the difference between interest earned on assets and the cost of interest-bearing liabilities, is the largest component of the registrant's net income. Revenue from earning assets of the registrant during the nine months ended September 30, 2002 decreased $1,716,844, or 5%, from the same period in 2001. This decrease was largely a result of the decrease in interest and fee income on loans. Interest expense for the nine months ended September 30, 2002 decreased $5,797,929, or 26%, over the corresponding period of 2001 due to decreases in interest expense paid on interest-bearing deposits and borrowed funds. These decreases were due primarily to the impact of rapidly declining interest rates. As a result, net interest income increased $4,081,085, or 35.7%, in the nine months ended September 30, 2002, compared to the same period of 2001.

The registrant will report an increase in its provision for loan losses, to $13,075,825 for the nine months ended September 30, 2002, compared to $2,876,605 for the same period of 2001. The provision for loan losses represents the charge against current earnings necessary to maintain the allowance for loan losses at a level which management considers appropriate. The allowance for loan losses as a percent of outstanding loans, net of unearned income, was 2.51% at September 30, 2002 compared to 1.20% at year-end 2001.

Noninterest income for the nine months ended September 30, 2002 was $1,573,618 compared to $1,116,776 for the same period of 2001. This 40.9% increase primarily was due to an increase in other operating income and in mortgage banking fee income.

Noninterest expenses for the nine months ended September 30, 2002 were $11,293,123, reflecting a 49.9% increase over the same period of 2001. The primary component of noninterest expenses is salaries and benefits, which increased to $6,588,241 for the nine months ended September 30, 2002, 58.8% higher than in the same period of 2001. Occupancy costs increased $224,092, or 25%, and other operating costs increased $1,093,641, or 43.9%, from the same period of 2001. The primary cause for the noninterest expense increase is the retirement agreement which the registrant entered into with its former president and chief executive officer. The registrant has obligations to said former president and chief executive officer in the form of salary and compensatory stock option expense in an aggregate pre-tax amount of approximately $2.0 million.